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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# *FORM 6-K*

*Report of Foreign Private Issuer*
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the months of **May 2007**

Commission File Number: **0-30150**



--------------------------------------------------
(Translation of registrant's name into English)

**24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3**
-------------------------------------------------------------------------------------------------
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ **X** ]        Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

**Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

**Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]                                                                 No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Documents Included as Part of this Report

| **Exhibit No.** | **Document** |
| --- | --- |
| 1 | News Release dated May 18, 2007 |
| 2 | Material Change Report dated May 21, 2007 |

## *Signatures*

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**BUFFALO GOLD LTD**.

Date: May 21, 2007

By: *Damien Reynolds*
----------------------------------------
Name: **Damien Reynolds,**
Title: **Chairman of the Board**

----------------------------------------------------------------------------------------------------------------------------------





**24TH Floor - 1111 W. Georgia St.**
**Vancouver, BC, Canada V6E 4M3Phone: 604.685.5492**
**Fax: 604.685.2536**
**www.buffalogold.ca**

*Trading Symbol*:
TSXV – BUF.U
OTC\BB – BYBUF
FWB – B4K

**2000 – 1055 West Hastings St.**
**Vancouver, BC, Canada V6E 2E9**
**Phone: 604.331.8772**
**Fax: 604.331.8773**
**www.madisonminerals.com**

*Trading Symbol*:
TSXV - MMR
OTC.BB - MMRSF

### *BUFFALO AND MADISON MOVE FORWARD AGGRESSIVELY AT MT. KARE*

**Vancouver, B.C., May 18th, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U) (OTC-BB: BYBUF) (FWB: B4K) and Madison Minerals Inc. (TSX-V: MMR)(OTC-BB: MMRSF)** are pleased to announce that they have amended the terms of the earn-in to the Mt. Kare Gold Project.   Under the amended agreement, Buffalo vests a 60% interest in the project immediately and will focus ongoing work on exploring for new resources throughout the property.

To date, Buffalo has focused the majority of its work at Mt. Kare on infill drilling of the known zones of mineralization predominantly at the Western Roscoelite Zone in order to complete a Type 2 Preliminary Economic Feasibility Study previously specified to earn a 49% interest in the project, per the original agreement with Madison.   While that work increased the understanding and confidence in the mineralization in those zones, the other exploration work that has been completed on the property has led Buffalo to believe that there is potential for significant additional mineralization outside of the known zones. The Buffalo-Madison Joint Venture Management Committee has recommended to the companies that the preliminary Feasibility Study should be deferred until detailed exploration work is conducted on the many targets throughout the property and the full extent of possible resources understood.

As such, Buffalo and Madison have agreed to new earn-in terms for the Mt. Kare project.  Buffalo will immediately earn a 60% interest in Madison's interest in the Mt. Kare property by issuing $500,000 in cash or shares and issuing an additional 3,000,000 Buffalo shares to Madison, with these shares subject to a four-month hold period.  Buffalo will earn a further 15% interest, totalling 75%, by completing a Bankable Feasibility Study covering all areas with significant potential within four years, with a provision for an additional 1-year extension.  Should Buffalo acquire a 75% interest, Buffalo retains the right to acquire the balance of Madison's interest, based on an independent valuation of Madison's remaining interest, for cash or shares of Buffalo or a combination of both.   The new terms are subject to approval by the TSX Venture Exchange.

"*Buffalo's management is extremely pleased that we now have a majority interest in the Mt. Kare project.  We have been very happy with the results of the infill drilling, but we believe that the property has much more to offer in exploration potential*," commented Buffalo Chairman and CEO Damien Reynolds.  "*We continue to expand our holdings in the project based on geological and geophysical evidence of significant gold targets and we are looking forward to stepping up exploration to expand the project resources.*"

"*Madison is impressed with the efforts and the progress achieved by Buffalo*", stated Chet Idziszek, CEO of Madison, "*and we believe extending the timeframe for a bankable feasibility study allows for the systematic examination of the multiple additional mineral targets known to exist, and of others perhaps yet to be found*."

**About the Mt. Kare Project**

Buffalo's flagship project is the Mt. Kare gold property in Papua New Guinea. The property is contiguous to Barrick's Porgera Gold Mine property where the various styles of mineralization identified are very similar in geological setting and structural controls to those identified at Mt. Kare. Mt. Kare currently hosts an Indicated resource of 1,100,000 oz gold (14.68 million tonnes at 2.36 g/t gold and 33.7 g/t silver) and an Inferred resource of 700,000 oz gold (10.85 million tonnes at 1.98 g/t gold and 22.7 g/t silver). (ref: Buffalo Gold news release June 26th, 2006.) Buffalo currently has a US$11.4 million exploration program underway at the Mt. Kare project.

*To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca. To find out more about Madison Minerals Inc. (TSX-V: MMR) please visit the company website at www.madisonminerals.com.*

**On behalf of the Board of Directors of Directors of**
**BUFFALO GOLD LTD.**

"*Damien Reynolds*"

**Damien Reynolds,**
**Chair of the Board of Directors Officer**
**and Chief Executive Officer**

**On behalf of the Board of**
**MADISON MINERALS INC.**

***"Chet Idziszek"***

**Chet Idziszek**
**President and Chief Executive**

For further information please contact:
contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or T.F.1.888.685.5492
T.F.1.877.529.8475

For further information please
David Scott, Investor Relations
E-mail: dscott@mine-tech.com
Phone: 604.331.8772 or

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY MAY USE CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS "INFERRED RESOURCE", THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY'S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY'S FILINGS ARE AVAILABLE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

THIS WEBSITE MAY CONTAIN INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE. WE ADVISE U.S. INVESTORS THAT THE S.E.C.'S MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILES WITH THE S.E.C. U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACENT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.

---

# Form 51-102F3

## MATERIAL CHANGE REPORT

**Item 1**     **Name and Address of Company**

**Buffalo Gold Ltd.** ("Buffalo" or the "Company")
24<sup>th</sup> Floor, 1111 West Georgia Street
Vancouver, BC  V6E 4M3

**Item 2**     **Date of Material Change**

May 18, 2007

**Item 3**     **News Release**

A press release was issued on May 18, 2007, at Vancouver, B.C.

**Item 4**     **Summary of Material Change**

Buffalo and Madison Minerals Inc. have amended the terms of the earn-in agreement to the Mt. Kare Gold project.

**Item 5**     **Full Description of Material Change**

Please see attached Schedule "A"

**Item 6**     **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

**Item 7**     **Omitted Information**

Not applicable.

**Item 8**     **Executive Officer**

**Damien Reynolds**, Chairman of the Board at (604) 685-5492.

**Item 9**     **Date of Report**
May 21, 2007


**BUFFALO GOLD LTD.**

Per:  *Damien Reynolds*

_____
**Damien Reynolds,**
Chairman of the Board of Directors


**Schedule "A"**

Vancouver, B.C., May 18th, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U)(OTC-BB: BYBUF)(FWB: B4K) and Madison Minerals Inc. (TSX-V: MMR)(OTC-BB: MMRSF) are pleased to announce that they have amended the terms of the earn-in to the Mt. Kare Gold Project.  Under the amended agreement, Buffalo vests a 60% interest in the project immediately and will focus ongoing work on exploring for new resources throughout the property.

To date, Buffalo has focused the majority of its work at Mt. Kare on infill drilling of the known zones of mineralization predominantly at the Western Roscoelite Zone in order to complete a Type 2 Preliminary Economic Feasibility Study previously specified to earn a 49% interest in the project, per the original agreement with Madison.  While that work increased the understanding and confidence in the mineralization in those zones, the other exploration work that has been completed on the property has led Buffalo to believe that there is potential for significant additional mineralization outside of the known zones. The Buffalo-Madison Joint Venture Management Committee has recommended to the companies that the preliminary Feasibility Study should be deferred until detailed exploration work is conducted on the many targets throughout the property and the full extent of possible resources understood.

As such, Buffalo and Madison have agreed to new earn-in terms for the Mt. Kare project.  Buffalo will immediately earn a 60% interest in Madison's interest in the Mt. Kare property by issuing $500,000 in cash or shares and issuing an additional 3,000,000 Buffalo shares to Madison, with these shares subject to a four-month hold period.  Buffalo will earn a further 15% interest, totalling 75%, by completing a Bankable Feasibility Study covering all areas with significant potential within four years, with a provision for an additional 1-year extension.  Should Buffalo acquire a 75% interest, Buffalo retains the right to acquire the balance of Madison's interest, based on an independent valuation of Madison's remaining interest, for cash or shares of Buffalo or a combination of both.   The new terms are subject to approval by the TSX Venture Exchange.

"*Buffalo's management is extremely pleased that we now have a majority interest in the Mt. Kare project.  We have been very happy with the results of the infill drilling, but we believe that the property has much more to offer in exploration potential*," commented Buffalo Chairman and CEO Damien Reynolds.  "*We continue to expand our holdings in the project based on geological and geophysical evidence of significant gold targets and we are looking forward to stepping up exploration to expand the project resources.*"

"*Madison is impressed with the efforts and the progress achieved by Buffalo*", stated Chet Idziszek, CEO of Madison, "*and we believe extending the timeframe for a bankable feasibility study allows for the systematic examination of the multiple additional mineral targets known to exist, and of others perhaps yet to be found.*"

**About the Mt. Kare Project**

Buffalo's flagship project is the Mt. Kare gold property in Papua New Guinea. The property is contiguous to Barrick's Porgera Gold Mine property where the various styles of mineralization identified are very similar in geological setting and structural controls to those identified at Mt. Kare.  Mt. Kare currently hosts an Indicated resource of 1,100,000 oz gold (14.68 million tonnes at 2.36 g/t gold and 33.7 g/t silver) and an Inferred resource of 700,000 oz gold (10.85 million tonnes at 1.98 g/t gold and 22.7 g/t silver). (ref: Buffalo Gold news release June 26th, 2006.) Buffalo currently has a US$11.4 million exploration program underway at the Mt. Kare project.

*To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.   To find out more about Madison Minerals Inc. (TSX-V: MMR) please visit the company website at www.madisonminerals.com.*